News Release
AMEX, TSX Symbol: NG

NovaGold Sells Ambler Project and Early Stage Base Metal Properties
to Mantra Mining for $20 Million in shares

September 2, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that it has reached a binding agreement to sell its interest in the Ambler Option Agreement, representing up to a 51% interest in the Ambler copper-zinc polymetallic project, along with its early stage base metal properties in Alaska for $20 million in common shares of Mantra Mining Inc. (MAN–TSX.V). Under the agreement Mantra will issue 6.25 million common shares having a current market value of $10 million to NovaGold on closing of the transaction, with an additional 6.25 million common shares to be issued to NovaGold on or before 15 months from the date of closing. Mantra has also agreed to reimburse NovaGold for up to $2 million for all direct expenditures incurred by NovaGold on the Ambler Project from June 1, 2008 up to the date the transaction is closed. Under the Ambler Option Agreement, NovaGold would have been required to make an additional investment of US$7 million to earn its interest in the project.

Under a separate agreement with affiliates of Rio Tinto PLC, Mantra will purchase 100% interest in all of the claims comprising the Ambler Project, which were subject to NovaGold’s Ambler Option Agreement, for a combination of shares and future cash payments that total US$29 million over 24 months. Closing of the transactions is subject to receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange, and certain other conditions including sufficient financing to be used toward the advancement of the Ambler project.

On closing of the transaction, NovaGold will become the single largest shareholder of Mantra. Mantra has granted NovaGold the right to nominate one director for election at each shareholders meeting following the completion of the transaction so long as NovaGold and its affiliates collectively beneficially own 10% or more of the issued shares of Mantra as of the date that Mantra gives notice of a meeting of its shareholders at which directors will be elected. NovaGold has agreed not to sell any of the Mantra shares for a minimum of 12 months following closing of the transaction.

The sale of NovaGold’s interest in the Ambler Option Agreement and the other early stage base metal properties reflects the company’s continued strategy to maximize the value of its core mining projects: the Donlin Creek gold project, 50/50 with Barrick Gold, the Galore Creek copper-gold project 50/50 with Teck Cominco and its 100% owned Nome Operations, including the Rock Creek gold mine. This transaction realizes value for NovaGold’s early stage Alaskan base metal exploration properties through the substantial equity holding in Mantra. NovaGold believes that with a 100% interest in the Ambler project and a well focused exploration and development program, Mantra will be able to add value to the assets as they progress through the economic assessment and permitting process.

In addition to the recent sales of NovaGold’s development-stage hydroelectric and early-stage base metal assets, NovaGold is reviewing other strategic alternatives to further maximize value for its shareholders, including the potential sale of interests in part of or all of any of its core projects to a third party, strategic investments, a business combination, spin out of assets, or sale of the company. Management has been given authority to discuss possible value creating transactions with interested parties and is working with its financial advisors to make recommendations in that regard to the board of directors. As this review is at a preliminary stage there can be no assurance that any potential transaction or other strategic initiative may be pursued at this time, in which case NovaGold would continue with its current business plan.

As of August 15, 2008, NovaGold had approximately $43 million in cash and marketable securities of which approximately $24 million was in cash. This excludes approximately $15 million in funds held by the Donlin Creek and Galore Creek operating entities and the Mantra shares. NovaGold is exploring various non-equity financing alternatives for its on-going operational use, including a potential revolving line of credit. If these alternatives are not available, NovaGold will be depending on cash-flow from its Rock Creek operation to meet its shorter term requirements. NovaGold now anticipates the start of production ramp up at its Rock Creek project to begin in the 4th Quarter of 2008. Adverse weather conditions resulting in weather damage to the process water recycle pond, work relating to storm water management and acceleration of certain construction elements of the seepage control system for the tailings storage facility have led to delayed start-up at Rock Creek. NovaGold is working closely with the regulatory authorities to complete final requirements for operational approvals and will be providing an update in coming weeks on the progress of commissioning and start-up. In addition, the company anticipates providing updates on this year’s drilling and progress at Donlin Creek and an announcement of a new development plan and economic assessment for the Galore Creek project based on optimization studies prepared over the past 9 months.

Alaska Ballot Initiative Results

A ballot initiative that would have imposed new and potentially ambiguous water quality standards regarding large-scale metallic mining in Alaska was defeated by wide margin in the August 26 vote. The statement prepared by the Alaska Division of Elections accompanying the initiative indicated that the language in the initiative did not differ significantly from existing stringent state and federal water quality protections. However, interest groups that sponsored the initiative had argued that it could have prevented certain new large-scale mining projects that are located in areas with important salmon fisheries from being developed. The company sees the vote in Alaska as confirmation that Alaskans believe that the existing state and federal regulatory system provides the public with a comprehensive review and permitting process that can address environmental design considerations for each mine on a case-by-case basis. The company believes this is a strong positive outcome for the development of world class mines in Alaska.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

NovaGold Contacts

Greg Johnson	Don MacDonald
Vice President, Strategic Development	Senior Vice President and CFO

604-669-6227 or 1-866-669-6227

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Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the anticipated Mantra transactions, and prospects for Mantra, the anticipated progress of the Rock Creek property and that of the Donlin Creek and Galore Creek projects are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; terms of requirements for starting up Rock Creek set by government officials in Alaska and the company’s ability to satisfy those requirements in a timely and cost-effective manner; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold from time to time and filed with the appropriate regulatory agencies.